Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Year Ended Dec. 31,
	2010	2009	2008	2007	2006
Earnings as defined:
Pretax income from continuing operations	$455,416	$468,891	$463,377	$449,327	$399,916
Add: Fixed charges	243,620	239,022	240,539	211,660	176,169
Earnings as defined	$699,036	$707,913	$703,916	$660,987	$576,085

Fixed charges:
Interest charges	$201,431	$194,808	$198,369	$186,293	$165,381
Interest component of leases	42,189	44,214	42,170	25,367	10,788
Total fixed charges	$243,620	$239,022	$240,539	$211,660	$176,169
Ratio of earnings to fixed charges	2.9	3.0	2.9	3.1	3.3